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                                                                   Exhibit 4.137

                              TERMINATION AGREEMENT

This Termination Agreement (this "Agreement") is entered into on December 1, 2006 (the "Effective Date") by and between:

SHENGQU INFORMATION TECHNOLOGY (SHANGHAI) CO., LTD., a corporation organized and existing under the laws of the People's Republic of China (the "PRC") and having its registered address at No.1 Office Building, No.690 Bibo Road, Pudong New Area, Shanghai, the PRC ("Shengqu"); and

NANJING SHANDA NETWORKING CO., LTD., a corporation duly organized and validly existing under the laws of the PRC and having its principal place of business at Room 801, 18 F International Garden Apartment, High-technology Area, Nanjing, the PRC ("Nanjing Shanda").

     For the purpose of this Agreement, Shengqu and Nanjing Shanda shall each be referred to individually as a "Party" and collectively as the "Parties".

WHEREAS, Shengqu and Nanjing Shanda entered into a billing technology license agreement dated January 1, 2006 (the "Original Agreement");

WHEREAS, the Parties now wish to terminate the Original Agreement upon the terms set forth below.

NOW, THEREFORE, IT IS AGREED as follows:

1.   TERMINATION.

     The Original Agreement shall terminate upon the Effective Date of this Agreement.

2.   MUTUAL RELEASES.

     The Parties intend that this Agreement shall be a full and final settlement of all possible and/or potential claims relating to or in connection with the Original Agreement. The Parties and each of its own behalf and on behalf of its successors, partners, affiliated or related entities, parents or subsidiary companies, managing or operating companies or entities and direct or indirect owners, shall and do hereby forever, fully and completely, relieve, release, and discharge each other, their successors, beneficiaries, their partners, affiliated or related entities, parent or subsidiary companies,


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     managing or operating companies or entities, from any and all lawsuits, actions, omissions, causes of action, debts, obligations, promises, guarantees, agreements, contracts, and/or indemnification, claims, liabilities and/or demands, of whatever kind or nature, whether known or unknown, material or immaterial, at law or equity, under any theory of law or equity, in an individual or representative capacity, on behalf of itself, a class or the public, including without limitation under a statutory, contract or tort theory. These mutual releases are intended by the Parties to be full mutual general releases.

3.   MISCELLANEOUS

3.1 Governing Law. This Agreement shall be governed by the laws of the People's Republic of China.

3.2 Entire Agreement. This Settlement Agreement constitutes the entire agreement and understanding of the Parties hereto with respect to the subject matter of such documents, and supersedes all prior agreements and understandings, both written and oral, of the Parties relating to the subject matter of such documents.

3.3 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, and all of which together shall constitute one and the same document.


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IN WITNESS WHEREOF, the Parties have each caused this Agreement to be executed and delivered by a duly authorized representative as of the date first above written.

SHENGQU INFORMATION TECHNOLOGY
(SHANGHAI) CO., LTD.


By: /s/ Chen Tianqiao
    ------------------------------------
Name: Chen Tianqiao
Title: Chief Executive Officer


NANJING SHANDA NETWORKING CO., LTD.


By: /s/ Tang Jun
    ------------------------------------
Name: Tang Jun
Title: President


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